PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Piedmont Securities LLC, North Carolina Limited Liability Company, (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on December 3, 2012. The Company is an independent advisory firm focused on providing municipal financial advisory services and merger and acquisition advisory services. The Company also provides placement agent services.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition

Revenues from services are recognized as earned, normally from transactions when the equity placement or other services closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Accounts Receivable and Related Party

Accounts Receivable consists of commission receivable and 13,106 from its member. The Company considers the balance collectible.

PIEDMONT SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

DECEMBER 31, 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Fixed Assets</u>

Fixed assets are stated at cost. Depreciation is computed on the same basis that the Company uses for its tax returns. This basis encompasses using the modified accelerated cost recovery system (MACRS) using useful lives of five to thirty nine years. The Company follows the policy of capitalizing all major additions, renewals and betterments.   Upon sale or retirement of property or equipment, the related cost and accumulated depreciation for such items are removed from balance sheet and any gain or loss is included in the results of operations.

<u>Income Taxes</u>

The Company, with the consent of its sole stockholder, has elected to be taxed as an S Corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporate income taxes, the stockholder separately accounts for his share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate income taxes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status. The company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2012.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $433. This was in violation of FINRA regulations of maintaining 5,000 net minimum capital. The Company notified FINRA and the SEC of the violations and has taken measures to ensure this doesn't recur. The Company's percentage of aggregate indebtedness to net capital was 427%.

4. COMMITMENTS AND CONTINGENCIES

The Company has an obligation for its office under an operating lease effective April 12, 2012, with an initial non-cancellable term of 36 months ending April 30, 2015. The lease was renewed in February 2016 for an additional 18 month non-cancellable term expiring on September 1. 2017. The amount expensed under this lease in 2015 is 12,712 and is included on the statement of operations in line 4. Lease expense for the year 2016 and for the 9 month period through September 2017 are as follows:

2016 expense: $13,212

2017 expense: $10,131

Total lease expense: $23,343

5. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

6. Concentrations

The Company earned approximately 78% of its revenue from 3 customers.